                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                   Tender Offer Statement (Amendment No. 2)
                         Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                     -------------------------------------

                              AG ASSOCIATES, INC.
                     -------------------------------------
                           (Name of Subject Company)

                         STEAG ELECTRONIC SYSTEMS GMBH
                                      AND
                          MIG ACQUISITION CORPORATION
                     -------------------------------------
                                   (Bidders)

                        Common Stock, without par value
                     -------------------------------------
                        (Title of Class of Securities)

                                  001073 10 5
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                             Dr. Peter Lockowandt
                         STEAG Electronic Systems GmbH
                          Ruttenscheider Strasse 1-3
                             45128 Essen, Germany
                               011-201-801-2510
                     -------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                     -------------------------------------

                                   Copy to:
                          John W. Campbell III, Esq.
                            Morrison & Foerster LLP
                               425 Market Street
                       San Francisco, California  94105
                                (415) 268-7000

                     -------------------------------------
                           CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation*                    Amount of Filing Fee**
--------------------------------------------------------------------------------
            $34,116,461.50                               $6,823.29
================================================================================

* For the purpose of calculating the fee only, this amount assumes the purchase of 6,202,993 shares of Common Stock of AG Associates, Inc. ("Shares") at $5.50 per Share.

**  1/50 of 1% of the Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,823.29                 Filing Party:  MIG Acquisition
                                                  Corporation and STEAG
                                                  Electronic Systems GmbH
Form or Registration No.: Schedule 14D-1          Date Filed:  January 22, 1999

          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on January 22, 1999 by MIG Acquisition Corporation (the "Purchaser") and STEAG Electronic Systems GmbH (the "Parent"), as amended by Amendment No. 1 thereto, relating to the offer by Purchaser to purchase all outstanding shares of common stock, without par value (the "Shares"), of AG Associates, Inc., a California corporation, at a price of $5.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated January 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

          Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

          Item 3. Past Contacts, Transactions or Negotiations With the Subject Company.

                   The information set forth in Item 3(b) is hereby amended and supplemented by the following:

                   The fifth sentence of the fifth paragraph of Section 7 entitled "Certain Information Concerning the Company" of the Offer to Purchase and incorporated by reference into Item 3(b) is hereby amended in its entirety as follows:

                   "NEITHER PARENT NOR PURCHASER ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS."

          Item 10. Additional Information.

                   The information set forth in Items 10(a) and (f) is hereby amended and supplemented by the following:

                   Subclause (4) of Section 2 entitled "Certain Conditions of the Offer" of the Offer to Purchase and incorporated by reference into Item 10(f) of Schedule 14D-1 is hereby amended in its entirety as follows:

                   (4) at any time prior to the expiration date of the Offer, any of the following events or conditions occurs or exists:

                                 EXHIBIT LIST


Exhibit
Number
------
(a)(1)  Form of Offer to Purchase dated January 22, 1999.*

(a)(2)  Form of Letter of Transmittal.*

(a)(3)  Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The New York Times on January 22, 1999.*

(a)(8)  Joint Press Release issued by Parent and the Company on January 19,
        1999.*

(a)(9)  Press Release issued by Parent on February 4, 1999.*

(c)(1) Agreement and Plan of Merger, dated as of January 18, 1999, among Parent, Purchaser and the Company.*

(c)(2) Stock Option Agreement, dated as of January 18, 1999, among Parent, Purchaser and the Company.*

(c)(3) Voting Agreements, dated as of January 18, 1999, January 14, 1999 and December 16, 1998, among Parent Purchaser and certain shareholders of the Company.*

(c)(4)  Common Stock Option, dated as of January 18, 1999, by the Company.*

(c)(5) Option, dated as of January 14, 1999, among Parent, Company and Morrison & Foerster LLP.*
--------------------
*Previously Filed

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 5, 1999

                                      STEAG ELECTRONIC SYSTEMS GMBH

                                      By:    /s/ Hans-Georg Betz
                                         ---------------------------
                                      Name:  Dr. Hans-Georg Betz
                                      Title: President and CEO


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 5, 1999

                                      MIG ACQUISITION CORPORATION

                                      By:    /s/ Hans-Georg Betz
                                         ----------------------------
                                      Name:  Dr. Hans Georg-Betz
                                      Title: Chairman of the Board and President